UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

 OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of December 2011

Commission File Number: 001-33722

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Level 19 Two International Finance Centre 8 Finance Street, Central, Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :   □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :   □

Item 8.01	Resignation of the Chief Operating Officer

Mr. Wei Dong, who assumed the responsibility of Chief Operating Officer of Longtop Financial Technologies Limited ("Longtop" or the "Company") on May 23, 2011, has resigned from the Company to pursue other opportunities effective January 1, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: December 29, 2011                          LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Wai Chau Lin

Name: Wai Chau Lin

Title: Chief Executive Officer